May 3, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, D.C. 20549-4631

Attn:  Mr. David Gessert

Mr. Tim Buchmiller

Re:	Bausch + Lomb Corporation Registration Statement on Form S-1 Registration No. 333-262148

Dear Messrs. Gessert and Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, each of the undersigned, for itself and the several underwriters, hereby joins in the request of Bausch + Lomb Corporation that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on May 5, 2022 or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 1,351 copies of the Preliminary Prospectus dated April 28, 2022 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

By:	Morgan Stanley & Co. LLC

By:	/s/ Chirag D. Surti
Name: Chirag D. Surti
Title: Vice President

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

For themselves and as Representatives of

the other Underwriters to be named in

Schedule I to the Underwriting Agreement

between Bausch + Lomb Corporation and

the Underwriters named therein